March 23, 2017

Ms. Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Photronics, Inc. Form 10-K for the fiscal year ended October 30, 2016 Filed January 6, 2017 File No. 000-15451

Dear Ms. Ravitz:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 13, 2017 in connection with the Annual Report on Form 10-K of Photronics, Inc., (the “Company” or “we” or “us” or “our”) for the fiscal year ended October 30, 2016, filed on January 6, 2017.

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Staff’s letter of comment. The questions are followed by the Company’s response thereto.

Business, page 3
Customers, page 5

1.
We note your disclosure that two customers accounted for 10% or more of your sales during 2015.  In future filings, as appropriate, please include the name of any customer that accounts for 10% or more of your sales.  Please refer to Regulation S-K item 101(c)(vii).

Response:  In future filings we will include the name of any customer that accounts for 10% or more of our sales.

      Management’s Discussion and Analysis…. Page 19
      Net Sales, page 22

We note your disclosure on page 19 that “demand for photomasks primarily depends on design activity rather than sales volumes from products manufactured using photomask technologies” and that “[c]onsequently, an increase in semiconductor or FPD sales does not necessarily result in a corresponding increase in photomask sales.” Please ensure that your future filings discloses known trends or uncertainties in design activity and how those known trends or uncertainties have had a material impact on your net sales for the periods discussed. We also note your disclosure on page 22 that your IC photomask sales decreased in 2016 due to “reduced demand for both [your] high-end and mainstream products” and that FPD sales increased primarily due to “increased high-end demand” for your photomasks. In your future filings, please enhance your disclosure to include a more robust discussion of the known trends or uncertainties that have had or that you reasonably expect will have a material impact on your product sales. As examples only, we note from your December 6, 2016 conference call that customer transitions between nodes appears to have affected your IC sales and customer transitions from LCD to OLED appears to have affected your FPD sales. Refer to Regulation S-K Item 303(a)(3)(ii).

Response:  In future filings known trends or uncertainties in design activity and how those known trends or uncertainties have had a material impact on our net sales will be discussed.

Response:  Furthermore, in future filings, we will enhance our disclosure to include a more robust discussion of the known trends or uncertainties that have had or that we reasonably expect will have a material impact on our product sales.

We acknowledge that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact our General Counsel Richelle Burr at 203-740-5285 or Eric Rivera Global Controller 203-740-5283.

Sincerely,

Photronics, Inc.

/s/ Sean T. Smith
Senior Vice President, Chief Financial Officer

CC:	Tim Buchmiller, Senior Attorney Richelle Burr, Vice President, General Counsel Eric Rivera, Vice President, Global Controller